

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

July 8, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Chitung Liu
Chief Financial Officer
United Microelectronics Corporation
No. 3, Li-Hsin 2nd Road,
Hsinchu Science Park,
Hsinchu City, Taiwan, Republic of China

> **Re:** **United Microelectronics Corporation**
> **Form 20-F for the Year Ended December 31, 2008**
> **Filed May 8, 2009**
> **File No. 001-15128**

Dear Mr. Liu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2008

Item 6. Directors, Senior Management and Employees, page 56

1.   We note your disclosure that a majority of your board members, including your chief executive officer and chief financial officer, are listed as "representatives" of either Hsun Chieh Investment Co. or Silicon Integrated Systems Corp. In your future filings, as applicable, please explain your relationship with these entities and discuss the nature of their contractual or other rights, if any, to appoint representatives to your board. Please refer to Item 6.A.5 to Form 20-F. Please also tell us whether Shih-Wei Sun or Chitung Liu are employed by or otherwise receive remuneration from Silicon Integrated Systems Corp.

2.   Please explain the role your "Supervisors" play as compared to your directors and executive officers.

Item 19. Exhibits

3.   We note your discussion of several cross license agreements under the heading "Material Contracts" on page 71. It does not appear, however, that you have filed any of these agreements as exhibits. Please file these agreements or provide us a detailed legal analysis why such filings are not required.

Notes to Consolidated Financial Statements, page F-10

Note 35. U.S. GAAP Reconciliation, page F-65

(2). Equity Investees-Variances between US GAAP and ROC GAAP, page F-70

4.   We note your disclosures here and on pages F-85 through F-91 related to your accounting for your equity investments under US GAAP and ROC GAAP. We further note on page F-4 and F-27 that you recognized NT$10,465 million of losses related to your investments accounted for under the equity method of accounting during fiscal 2008 under ROC GAAP. Considering the significant amount of losses that you appeared to have recognized under US GAAP during fiscal 2008 related to these investments, please explain to us how you considered the requirements of Rule 3-09 of Regulation S-X.

(3). Investments in Debt & Equity Securities, page F-70

5.   We note your SFAS 157 disclosures on pages F-74 and F-75. Please revise your future filings to include all of the disclosures required by paragraph 32-35 of SFAS 157. For instance, you should provide the disclosures required by paragraph 33(c) of SFAS 157 for your financial assets measured at cost (noncurrent).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Joe McCann, Staff Attorney, at (202) 551-6262, or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief